Exhibit 99.2

Second Quarter 2015 Earnings Conference Call

August 5, 2015

Forward-looking statements

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,”

“targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the transaction, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the transaction; slower or lower than expected growth in the North American market for Body-in-White aluminum rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Second Quarter 2015 – Earnings Call 2

Non-GAAP measures

This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Second Quarter 2015 – Earnings Call 3

Pierre Vareille

Chief Executive Officer

Q2 2015 Highlights

Shipments of 386 thousand metric tons, up 38%

Revenue of €1.375 billion, up 49%

Adjusted EBITDA of €93 million, including €19 million from Muscle Shoals adjusted for Midwest premiums

Record Adjusted EBITDA in AS&I, better than anticipated results in A&T, and record shipments and Adjusted EBITDA in P&ARP due to the acquisition of Wise Metals

Muscle Shoals operational integration progressing well, still working through metal management issues

Strong Adjusted Free Cash Flow of €72 million and liquidity of €690 million

Automotive rolled products shipments up 18%; automotive extruded products shipments up 16%

Strong demand across all targeted markets

Second Quarter 2015 – Earnings Call 5

Update on Muscle Shoals

Q2 Shipments of 111 kt; 231 kt YTD

Q2 Revenue of €308 million; €667 million YTD

Q2 Adjusted EBITDA of €19 million; €44 million YTD

Operational integration progressing well, still working through metal management issues

Generating cash ahead of plan, Q2 inventory reduction of 20% vs Q1

Unprecedented decline in premiums exposed contractual limitations of U.S. Midwest premium pass-through – resolution progressing well

Q2 negative impact from lower Midwest premium of (€19) million and (€20) million YTD, excluded from Adjusted EBITDA

Good progress in addressing metal management issues which will extend until end of the year when annual procurement contracts expire

Second Quarter 2015 – Earnings Call 6

Muscle Shoals Outlook

Shipment volumes on track for approximately 450 kt for 2015, up 12% from 2014 shipments of 401 kt

Second half of 2015 volume slightly softer than first half due to the benefit of competitor outage in January 2015

Also expect a less favorable product mix to negatively impact second half

Original Cost Synergies of $25—$30 million over 3 years coming in as planned:

First half 2015 at $6 million, expect $12 million for 2015

Inventory reduction of 20% compared to Q1, ahead of plan

2015 Adjusted EBITDA expected to be between €60 million and €75 million

Muscle Shoals expected to be fully integrated by end of 2015 and P&ARP segment Adjusted EBITDA to substantially improve in 2016 as we continue to implement our long-term strategy

Second Quarter 2015 – Earnings Call 7

Packaging and Automotive Rolled Products Segment

Segment Outlook/Mix

Shipments of 268 kt in Q2 2015, up 62% from 165 kt in Q2 2014, including Muscle Shoal

Automotive rolled products shipments up 18% for Q2 and up 19% for the first half of 2015

Constellium Recent Developments

Customer demand in BiW drove decision to add second finishing line in the U.S. in April 2015

100 kt BiW finishing projects at both Neuf-Brisach, France and Bowling Green, Kentucky expected to commence ramp-up by mid-2016

Prospects for the development of BiW continue to support market projections

Second Quarter 2015 – Earnings Call 8

Aerospace and Transportation Segment

Segment Outlook/Mix

Solid demand in aerospace market with majority of business under long term contracts

Stable transportation and industry markets

Q2 2015 shipments of 63 kt, up slightly from 62 kt in Q2 2014

Constellium Recent Developments

Marked improvement in operational performance (quality and on-time delivery)

Recovery plan proceeding as anticipated, new pusher furnace capacity in Ravenswood on schedule for ramp up in 2016

Second half of 2015 expected to be softer due to seasonal customer shutdowns

Slower long-term growth in demand for AIRWARE®, second casthouse ramping up and fully contracted, third casthouse initially planned to be fully operational in 2017 postponed

Second Quarter 2015 – Earnings Call 9

Automotive Structures and Industry Segment

Segment Mix/Outlook

Automotive Structures market demand remains strong, Industry market remains competitive

Q2 2015 shipments of 57 kt, up 7% from 53 kt in Q2 2014

Automotive extruded products volume up 16%

Constellium Recent Developments

Record segment performance

One of the largest suppliers of high-strength structural parts for the best selling Ford F-150

Plant expansions in Van Buren, Michigan,

Gottmadingen (Germany) and Changchun (China) complete

Second Quarter 2015 – Earnings Call 10

Didier Fontaine

Chief Financial Officer

Q2 2015 Adjusted EBITDA vs Q2 2014

€ millions

(1)	2 (6)

17

93

81

Adjusted P&ARP A&T AS&I H&C* Adjusted

EBITDA 2014 EBITDA 2015

(*) Holdings and Corporate

Second Quarter 2015 – Earnings Call 12

Q2 2015 Segment Performance vs Q2 2014

Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton (€)

AS&I A&T P&ARP

Shipments: 165kt 268kt +62%

Shipments: 62kt 63kt +1%

Shipments: 53kt 57kt +7%

Second Quarter 2015 – Earnings Call 13

Strong Adjusted Free Cash Flow

€ millions

Cash flow from operating activities

Margin calls included in cash flow from operating activities

Cash flow from operating activities excluding margin calls

Capital expenditures

Adjusted Free Cash Flow

Three months Three months

ended ended

June 30, 2015 June 30, 2014

152 50

(1)	-

151 50

(79)	(37)

72 13

Significant improvement in cash flow from operating activities, driven by strong working capital reduction

Second Quarter 2015 – Earnings Call 14

Fast Inventory Reduction at Muscle Shoals Drives Greater Cash Generation

37 days

29 days

28 days

Strong reduction in Days of Sales Outstanding of 9 days from Q1 2015

Second Quarter 2015 – Earnings Call 15

Strong Liquidity Provides Ample Flexibility

€ millions June 30, 2015 March 31, 2015

Total Debt (*) 2,107 2,168

Cash and Cash Equivalents 369 352

Net Debt 1,738 1,816

Liquidity (**) 690 700

Net debt and leverage slightly improved due to an increase in cash and positive foreign exchange

(*) Including fair value of cross currency interest swap and cash pledged for issuance of guarantees

(**) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities

Second Quarter 2015 – Earnings Call 16

Key Takeaways—Constellium

Q2 2015 Shipments, Revenue and Adjusted EBITDA, +38%, +49% and +15% respectively, compared to Q2 2014

Record performance in AS&I, better than anticipated results in A&T, and record shipments and Adjusted EBITDA in P&ARP

Demand remains strong in all targeted markets

Expect to overcome headwinds at Muscle Shoals by year-end

Muscle Shoals expected to be fully integrated by the end of 2015

Expect P&ARP segment Adjusted EBITDA to substantially improve in 2016 as we continue to implement our long-term strategy

Liquidity remains strong; robust working capital management offsets high level of growth capital investments

Second Quarter 2015 – Earnings Call 17

Q & A

Second Quarter 2015 – Earnings Call 18

Appendix

Second Quarter 2015 – Earnings Call 19

IFRS – Q2 2015 Income Statement

Three months ended Three months ended

€ millions June 30, 2015 June 30, 2014

Revenue 1,375 920

(Loss) / income from operations (3) 70

Finance costs – net (36) (27)

(Loss) / income before income taxes (39) 43

Income tax expense (8) (15)

Net (loss) / income (47) 28

Second Quarter 2015 – Earnings Call 20

IFRS – First Half 2015 Income Statement

Six months ended Six months ended

€ millions June 30, 2015 June 30, 2014

Revenue 2,768 1,803

(Loss) / income from operations (7) 126

Other expenses — (1)

Finance costs – net (79) (36)

Share of loss of joint-ventures (1) —

(Loss) / income before income taxes (87) 89

Income tax benefit / (expense) 9 (31)

Net (loss) / income (78) 58

Second Quarter 2015 – Earnings Call 21

IFRS – Statement of Financial Position

€ millions At June 30, 2015 At December 31, 2014

Non-current assets 2,307 952

Current assets 1,833 2,046

Assets held for sale 14 14

Total Assets 4,154 3,012

Equity (87) (37)

Non-current liabilities 2,890 1,991

Current liabilities 1,337 1,050

Liabilities held for sale 14 8

Total Equity and Liabilities 4,154 3,012

Second Quarter 2015 – Earnings Call 22

Net Debt Reconciliation

€ millions June 30, 2015 December 31, 2014

Borrowings 2,178 1,252

Fair value of cross currency interest rate swap (59) (29)

Cash and cash equivalents (369) (989)

Cash pledged for issuance of guarantees (12) (10)

Net Debt 1,738 224

Second Quarter 2015 – Earnings Call 23

Reconciliation of Net Income to Adjusted EBITDA

Three months

Three months ended Six months ended Six months ended

€ millions ended

June 30, 2015 June 30, 2015 June 30, 2014

June 30, 2014

Net (loss) / income (47) 28 (78) 58

Income tax expense / (benefit) 8 15 (9) 31

(Loss) / income before income tax (39) 43 (87) 89

Finance costs—net 36 27 79 36

Other expenses ——— 1

Share of loss of joint-ventures —— 1 —

(Loss) / income from operations (3) 70 (7) 126

Depreciation and impairment 51 11 83 20

Unrealized exchange (gains) / losses from remeasurement of

4	(2) 3 —

monetary assets and liabilities—net

Unrealized (gains) / losses on derivatives (19) (7) 27 (6)

Losses on disposal 10 6 10 6

Restructuring costs 5 2 5 5

Start-up and development costs 5 2 9 5

Wise acquisition and integration costs 3 — 10 —

Losses / (gains) on Ravenswood OPEB plan amendments 4 (1) 4 (9)

Wise Midwest premium losses 19 — 20 —

Effects of purchase accounting adjustments —— 12 —

Metal price lag 7 (2) ——

Unwinding of Wise previous hedging policies 2 — 4 —

Other 5 2 8 5

Adjusted EBITDA 93 81 188 152

Second Quarter 2015 – Earnings Call 24

Reconciliation Adjusted EBITDA to Net Income – Muscle Shoals

(IFRS)

Three months ended Six months ended

€ millions

June 30, 2015 June 30, 2015

Adjusted EBITDA 19 44

Metal price lag 3 9

Start-up and development costs (4) (4)

Wise acquisition and integration costs 2 (2)

Wise Mid-West premium losses (19) (20)

Unwinding of Wise previous hedging policies (2) (4)

Effects of purchase accounting adjustment — (12)

Restructuring costs ——

Losses on disposal and assets classified as held for sale ——

Unrealized gains / (losses) on derivatives 2 (2)

Unrealized exchange gains / (losses) from the remeasurement of monetary

——

assets and liabilities – net

Depreciation and impairment (14) (28)

Other (2) —

Income from operations (15) (19)

Other expenses ——

Finance costs – net (15) (31)

Share of loss of joint-ventures ——

(Loss) / income before income tax (30) (50)

Income tax benefit / (expense) ——

Net loss from continuing operations (30) (50)

Net income / (loss) from discontinued operations ——

Net loss (30) (50)

Second Quarter 2015 – Earnings Call 25

Liquidity Details

€ millions Availability

Ravenswood ABL 69

Wise ABL 60

Factoring 182

Revolving Credit Facility * -

Other 10

Total 321

Cash and cash equivalents 369

Total Liquidity 690

*	The €145 million Revolving Credit Facility is undrawn but is not considered available as our leverage is higher than 4.5

Second Quarter 2015 – Earnings Call 26